EXHIBIT 99.1

Westport Fuel Systems Announces Chief Financial Officer Resignation

VANCOUVER, British Columbia, Feb. 04, 2019 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. ("Westport Fuel Systems") (TSX/Nasdaq:WPRT) today announced that Michael Willis has resigned as its Chief Financial Officer.

The Company has commenced a search process to identify a permanent replacement and will name a new Chief Financial Officer in due course.  Mr. Willis will remain available to the Company to assist with the transition.

Jim MacCallum, Vice-President, Finance and Corporate Controller, has been named Acting Chief Financial Officer.  Mr. MacCallum has led the corporate accounting and treasury functions since joining Westport in 2014. Prior to that he held finance leadership roles at Amica Mature Lifestyles Inc., Absolute Software and Cisco Systems.  He holds a BA in Economics from the University of British Columbia and completed the Advanced Management Program at Harvard Business School.  Mr. MacCallum is a Chartered Professional Accountant and a Chartered Financial Analyst.

“On behalf of the Company, I would like to thank Mike for his contribution to Westport Fuel Systems.  We wish him well with his future endeavors,” said David Johnson, Chief Executive Officer of Westport.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

FOR MORE INFORMATION, CONTACT:

Investor Inquiries:
Shawn Severson
Investor Relations
Westport Fuel Systems
T: +1 604-718-2046
invest@wfsinc.com

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the announcement of a new Chief Financial Officer. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and the Board of Directors and assumptions that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks, and are based on assumptions, related to the timing, identification and availability of such new Chief Financial Officer, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form, and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.